EXHIBIT 99.33


NEWS RELEASE                                                         (Q2-03-11)
                                                                    Page 1 of 2



NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWS SERVICES



YAMANA RESOURCES INC.     Yamana Signs Definitive Brazilian Agreements
                          ------------------------------------------------------

3151 E. 29th Ave.         Yamana Resources Inc. is pleased to announce that it
Spokane, WA 99223 U.S.A.  has formalized the terms of its previously announced
Tel: (509) 838-6615       agreements for the acquisition of Santa Elina Mines
Fax: (509) 838-0714       Corporation's gold assets and copper-gold project in
                          Brazil.

               Santa Elina Gold Properties
               ---------------------------
               Yamana and Santa Elina  entered  into a  definitive  agreement on
               June 23, 2003 (the "Definitive Agreement") which contemplates that Santa Elina will sell and Yamana will purchase the shares of two newly incorporated Brazilian companies (the "TargetCos"). On or before closing, Santa Elina will transfer to the TargetCos the Santa Elina gold properties. As consideration for the acquisition, Yamana will issue 27,723,940 common shares, such that the TargetCos will become indirect wholly-owned subsidiaries of Yamana, and 85% of the issued and outstanding share capital of Yamana will be held by Santa Elina.

               Chapada Properties
               ------------------
               Yamana and an affiliate of Santa Elina entered into a definitive option agreement on June 23, 2003 (the "Chapada Agreement") pursuant to which Yamana has been granted an option to purchase the shares of a newly incorporated Brazilian corporation ("ChapadaCo") formed to hold Santa Elina's Chapada copper-gold project. The consideration for the acquisition is Cdn.$48,500,000, payable by the issuance of common shares in the capital of Yamana. Yamana is required to commission as and when commercially practicable a bankable feasibility study regarding development and exploitation of the Chapada Properties. Additional consideration is payable up to 47.5% of the net asset value for the Chapada Properties as determined by such feasibility study, payable in cash or by the issuance of additional common shares of Yamana at the election of Yamana.

               Completion of the Transactions
               ------------------------------
               Completion of both transactions is subject to the fulfillment of several conditions, including the completion of mutual due diligence; the completion of a share consolidation of the issued and outstanding Common Shares on the basis of a factor of one new common share in the capital of the Corporation for 24 existing common shares, subject to adjustment if the number of common shares issued and outstanding prior to closing exceeds a prescribed maximum number; the completion of Yamana's previously announced financing; and the receipt of regulatory and shareholder approvals.

NEWS RELEASE (Q2-03-11) Continued                                  June 24,2003
                                                                   Page 2 of 2


               Yamana is a Canadian company, listed on the Toronto Stock Exchange with a focus on gold exploration and production in South America. A significant suite of gold exploration properties in Argentina is under earn-in option to the Peruvian gold producers, Buenaventura and Hochschild. With the successful completion of this acquisition, the recent Cumaru acquisition and other acquisitions previously announced, Yamana will become an intermediate gold producer with significant land positions in all of the major mineral areas of Brazil. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.


For further information, contact:

Victor H. Bradley                             Toronto Stock Exchange Symbol: YRI
President and CEO                               Home Page: http://www.yamana.com
E-mail: Investor@yamana.com               Tel: (509) 838-6615 Fax: (509) 8380714



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.